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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SYMBOLLON CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87151H106

(Cusip Number)

February 9, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 87151H106			Page 2 of 5 Pages

1.	Name of Reporting Person: Richard M. Lilly		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 325,807

		6.	Shared Voting Power: 48,415

		7.	Sole Dispositive Power: 325,807

		8.	Shared Dispositive Power: 48,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 374,322

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 8.92%

12.	Type of Reporting Person: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 107.

No. 87151H106	SCHUEDLE 13G	Page 3 of 5 Pages

ATTACHMENT

Item 1(a).   Name of Issuer

     Symbollon Corporation

Item 1(b).   Address of Issuer’s Principal Executive Offices

     37 Loring Drive, Framingham, MA 01702

Item 2(a).   Name of Person Filing

     Richard M. Lilly

Item 2(b).   Address of Principal Office or, if Note, Residence

     11300 Sundance Lane, Boca Raton, FL 33428

Item 2(c).   Citizenship

     See response to Number 4 on page 2.

Item 2(d).   Title of Class of Securities

     Class A Common Stock, par value $.001 per share

Item 2(e).   CUSIP No.

     87151H106

Item 3.   If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act

(e)	[ ]	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(e)

No. 87151H106	SCHUEDLE 13G	Page 4 of 5 Pages

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Investment Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

     If this Statement is filed pursuant to Rule 132d-1(c), check this box [X].

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 235,607 shares of Class A Common Stock are registered to Richard M. Lilly, 77,200 shares of Class A Common Stock are registered in the name of Richard M. Lilly IRA, 48,515 shares of Class A Common Stock are registered in the name of Richard M. and Tina D. Lilly, and 6,500 shares of Class A Common Stock are registered to each of Mr. Lilly’s sons, Nicholas S. Lilly and James M. Lilly.

In addition, Tina D. Lilly IRA owns 5,500 shares, as to which the reporting person disclaims beneficial ownership.

(b)	Percent of Class: 8.92%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	325,807 shares

	(ii) Shared power to vote or to direct the vote	48,415 shares

	(iii) Sole power to dispose or to direct the disposition of	325,807 shares

	(iv) Shared power to dispose or to direct the disposition of	48,415 shares

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable.

No. 87151H106	SCHUEDLE 13G	Page 5 of 5 Pages

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

     None.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable.

Item 8.   Identification and Classification of Members of the Group

     Not Applicable.

Item 9.   Notice of Dissolution of Group

     Not Applicable.

Item 10.   Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2004

/s/ Richard M. Lilly

Richard M. Lilly